April 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Kansas City Life Insurance Company (the “Company”), on behalf of itself and Kansas City Life Variable Annuity Separate Account (the “Account”) hereby requests that Pre-Effective Amendment No. 1 (File No. 333-165116) to the Registration Statement filed on Form N-4 be accelerated and declared effective on April 30, 2010, or as soon thereafter as is reasonably practicable.

In connection with the submission of the Company’s request for accelerated effectiveness, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KANSAS CITY LIFE INSURANCE COMPANY

KANSAS CITY LIFE VARIABLE ANNUITY
SEPARATE ACCOUNT

By: /s/ William A. Schalekamp
       William A. Schalekamp
       Senior Vice President, General Counsel and Secretary

April 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Sunset Financial Services, Inc., the principal underwriter, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-165116) for Kansas City Life Variable Annuity Separate Account be accelerated and declared effective on April 30, 2010, or as soon thereafter as is reasonably practicable.

SUNSET FINANCIAL SERVICES, INC.

By: /s/ Bruce G. Olberding
       Bruce G. Olberding
                                                                                       President